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NB
2/27

SEC
Mail Processing
Section

FEB 2 5 2013

Washington DC
402

SECURI 13011761 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CA
2/26/13

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SEC FILE NUMBER
8- 52017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiple Financial Services, Inc.

OFFICIAL USE ONLY
100100
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15615 Alton Parkway, Suite 450
(No. and Street)

Irvine	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Flammer — 949-753-2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
2/27/13

OATH OR AFFIRMATION

I, Michael Flammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiple Financial Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

STUART W. STRONG
Commission # 1955961
Notary Public - California
Orange County
My Comm. Expires Oct 10, 2015

Signature
Michael Henry Flammer, CEO / FINOP

CEO/PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Multiple Financial Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Report of Independent Auditor

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Multiple Financial Services, Inc. as of December 31, 2012 and related statements of income (loss), changes in shareholders' equity and changes in financial condition for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Multiple Financial Services, Inc.'s management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multiple Financial Services, Inc. as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 14, 2013

Multiple Financial Services, Inc.
Statement of Financial Condition
December 31, 2012

Assets

Cash		
Checking		$ 56
Money market		17,552
Total Cash		17,608
Accounts receivable		3,957
Marketable securities, at fair market value		24,031
Furniture & equipment less accumulated depreciation - $19,391		1,159
Other assets		2,501
Total Assets		$ 49,256

Liabilities and Shareholders' Equity

Liabilities		
Credit card payable		$ 774
Payroll tax payable		659
Overdraft protection payable		1,232
Total Liabilities		2,665
Shareholders' Equity		
Common stock, no par value, 1,000,000 shares authorized; 200,000 shares outstanding	$16,289	
Paid in capital	3,959	
Retained earnings	26,343	
Total Shareholders' Equity		46,591
Total Liabilities and Shareholders' Equity		$ 49,256

See Accompanying Notes to Financial Statements

Multiple Financial Services, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2012

Revenue – Page 14	$ 90,234
Operating Expenses - Page 14	104,592
Net Operating (Loss)	(14,358)
Other Income	
Net unrealized gain on securities	5,356
Interest & dividend income	275
Total Other Income	5,631
(Loss) Before Income Taxes	(8,727)
Tax Provision	800
Net (Loss)	$ (9,527)

See Accompanying Notes to Financial Statements

Multiple Financial Services, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2012

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings	Total
Balance, December 31, 2011	200,000	$ 16,289	$ 3,959	$ 62,370	$ 82,618
Distribution				(26,500)	(26,500)
Net (Loss)				(9,527)	(9,527)
Balance, December 31, 2012	200,000	$ 16,289	$ 3,959	$ 26,343	$ 46,591

See Accompanying Notes to Financial Statements

Multiple Financial Services, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net (loss)	$(9,527)
Depreciation	386
Changes in operating assets and liabilities:	
Marketable securities	(5,521)
Accounts receivable	(349)
Other assets	(2,309)
Prepaid expenses	375
Accounts payable	(31)
Overdraft protection payable	1,232
Credit card payable	649
Income tax payable	(1,000)
Payroll tax payable	659
Net cash (used in) operating activities	(15,436)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities	
Distribution	(26,500)
Net (decrease) in cash	(41,936)
Cash at beginning of year	59,544
Cash at December 31, 2012	$ 17,608
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ 286

See Accompanying Notes to Financial Statements

Multiple Financial Services, Inc.
Notes to Financial Statements
December 31, 2012

Note 1 - Organization and Nature of Business

Multiple Financial Services, Inc. (the "Company") is a California corporation incorporated on June 2, 1999. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA"). The Company serves primarily individual customers in Southern California.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities
- Investment advisory services
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Multiple Financial Services, Inc.
Notes to Financial Statements
December 31, 2012

Note 2 – Significant Accounting Policies (continued)

Income Taxes – (continued)
The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$ 17,608	-	-	$17,608

Note 4 – Marketable Securities

Marketable securities include NASD stocks with a fair market value of $24,031. The accounting for the mark-to-market on the proprietary trading is included in other income (loss) as net unrealized gain of $5,356.

Note 5 – Property and Equipment, Net

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$14,560	5
Furniture and fixtures	5,990	7
	20,550	
Less accumulated depreciation	(19,391)	
Property and equipment, net	$ 1,159	

Depreciation expense for the year ended December 31, 2012 is $386.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Multiple Financial Services, Inc.
Notes to Financial Statements
December 31, 2012

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $40,725 which was $35,725 in excess of its required net capital of $5,000. The Company's net capital ratio was .07 to 1.

Note 8 – Income Taxes

The Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum.

Note 9 – Contingency

The Company has one arbitration case at FINRA. Both counsel for the Company and an independent counsel who was retained to evaluate the possible liability if any, are both of the opinion that the matter will be dismissed and the contingent liability is set aside for possible attorney and other related fees to have the case dismissed. Accordingly, no provision for loss has been recorded in the accompanying financial statements.

Note 10 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 11 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2012 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through January 14, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Multiple Financial Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2012

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 46,591
Non allowable assets and haircuts - Page 12	5,866
Net Capital	$ 40,725
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 178
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 35,725
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 40,458
Computation of Aggregate Indebtedness	
Total liabilities	$ 2,665
Percentage of aggregate indebtedness to net capital	7%

Reconciliation

The following is reconciliation as of December 31, 2012 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited	$ 40,727
Rounding error	(2)
Audited	$ 40,725

See Accompanying Notes to Financial Statements

Multiple Financial Services, Inc.
Non-Allowable Assets
December 31, 2012

Non-Allowable Assets	
Furniture and equipment	$ 1,159
Marketable securities – PAIB	881
Other Asset	1
Total Non-Allowable Assets	2,041
Haircuts	
Money Market (sundry account)	352
Marketable Securities	3,473
Total Haircuts	$ 3,825
Total	$ 5,866

See Accompanying Notes to Financial Statements

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Schedule II
Independent Auditor's Report
On the Schedule of Revenue and Operating Expenses

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2012 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 14, 2013

Multiple Financial Services, Inc.
Schedule of Revenue and Operating Expenses
For the Year Ended December 31, 2012

Revenue

Commissions Income	$ 62,853
Fees and Other Income	27,381
Total Revenue	$ 90,234

Operating Expenses

Advertising	$ 4,099
Bad Debt	5,078
Bank Service Charges	134
Commissions	6,897
Depreciation Expense	386
Dues and Subscriptions	755
Insurance Expense	12,392
Interest Expense	461
FINRA Fees	18,871
Office Expense	1,249
Postage and Delivery	514
Professional Fees	8,447
Rent	6,279
Salaries – Officers	25,313
Tax & Licenses	1,675
Telephone and Internet	6,735
Travel and Entertainment	3,024
Miscellaneous	2,283
Total Operating Expenses	$ 104,592

Multiple Financial Services, Inc.
Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to Multiple Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Multiple Financial Services, Inc.
Schedule IV – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable Multiple Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Part II
Report of Independent Auditor on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Multiple Financial Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The Company is a one person owner, who solely records the financial transactions and prepares the financial statements. The owner is also the FINOP. The Company has no employees. Therefore, a control deficiency is possible but a material weakness is unlikely.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 14, 2013